                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                        INTERNATIONAL META SYSTEMS, INC.

_______________________________________________________________________________
                                (Name of Issuer)


                                  Common Stock
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  45986B 10 8
_______________________________________________________________________________
                                 (CUSIP Number)

                                Martin S. Albert
                          Paragon Limited Partnership
                                  Ugland House
                            Georgetown, Grand Cayman
                             British Virgin Islands
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 15, 1996
_______________________________________________________________________________
                     (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with the statement [ x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paragon Limited Partnership
________________________________________________________________________________

2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]   (b) [ x ]
________________________________________________________________________________

3    SEC USE ONLY
________________________________________________________________________________

4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                     [   ]
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
________________________________________________________________________________

                                                        SOLE VOTING POWER
                                          7
                                                        2,000,000
          NUMBER OF     ________________________________________________________
            SHARES
         BENEFICIALLY                                   SHARED VOTING POWER
           OWNED BY                       8
             EACH
          REPORTING     ________________________________________________________
            PERSON
             WITH                                       SOLE DISPOSITIVE POWER
                                          9
                                                        2,000,000
                        ________________________________________________________

                                                        SHARED DISPOSITIVE POWER
                                          10

________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                                           [   ]
________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     7.42
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*
     PN
________________________________________________________________________________


          *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, $0.0001 par value (the "Common Stock"), of International Meta Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 N. Sepulveda Blvd., Sixth Floor, E1 Segundo, CA 90245.

Item 2.   IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f). The name of the person filing this statement is Paragon Limited Partnership ("Paragon"), a limited partnership organized under the laws of the British Virgin Islands. The general partner of Paragon is Paragon Capital Management, LLC ("Paragon Capital"), a British Virgin Islands limited liability corporation.

     The directors of Paragon Capital are:

          Martin S. Albert
          Erik C.T. Tiller
          Rolv Norderhaug
          Peter Lorange

     The executive officers of Paragon Capital and their positions are:


          Martin S. Albert        Director
          Erik C.T. Tiller        Director
          Peter Lorange           Director
          Rolv Norderhaug         Director

     The business address of Paragon, Paragon Capital and Messrs. Albert, Tiller, Norderhaug and Lorange is:

          Paragon Capital Management, LLC
          Ugland House
          Georgetown, Grand Cayman
          British Virgin Islands

     The principal business of Paragon and Paragon Capital is investment in the securities of emerging growth companies. The principal occupation of Messrs. Albert, Tiller and Norderhaug is venture capitalist, retained by Paragon Capital, and the principal occupation of Peter Lorange is president of the International Management Development Institute at the following address:

          23 Chemin de Bellerive
          CH 1001 Lausanne, Switzerland.





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
     The address of the principal business and office of both Paragon and Paragon Capital is:

          Paragon Capital Management, LLC
          Ugland House
          Georgetown, Grand Cayman
          British Virgin Islands

     Mr. Albert is a United States citizen, Mr. Lorange is a citizen of Switzerland, and Messrs. Tiller and Norderhaug are citizens of Norway.

     (d) and (e). During the last five years, neither Paragon nor Paragon Capital nor, to the best of Paragon's knowledge, Messrs. Albert, Tiller, Norderhaug or Lorange, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used in making the purchase was the partnership funds of Paragon Limited Partnership. The amount of funds was $2,000,000.

ITEM 4.   PURPOSE OF TRANSACTION

     Paragon Limited Partnership purchased 2,000,000 shares of Common Stock the Company purchased these securities for investment purposes. The Company will appoint Martin S. Albert, a Director of Paragon Capital Management, LLC to its Board of Directors in connection with the transaction. Pursuant to a placement agreement entered into in connection with the transaction, Paragon Capital Management, LLC shall use its best efforts to place a minimum of 2,000,000 shares and a maximum of 8,000,000 shares of the Company's Common Stock to certain European residents.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) 2,000,000 shares of Common Stock, equal to 7.42% of the class of outstanding Common Stock, based on 26,958,848 shares outstanding as of January 26, 1996, as disclosed in the Stock Purchase Agreement entered into by and between Paragon and the Company on January 26, 1996.

     (b) Paragon has sole voting and dispositive power over all 2,000,000 shares.

     (c), (d), (e)     Not applicable


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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER

     Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 23, 1996


                              Paragon Limited Partnership

                              By:   Paragon Capital Management, LLC
                                    General Partner



                              By:   /s/ MARTIN S. ALBERT
                                    ------------------------
                                    Martin S. Albert
                                    Director


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